東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

20th April, 2004

04024813

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of the announcement dated 19th April, 2004 in respect of the final results of the Company for the year ended 31st December, 2003 and the notice of the 2004 annual general meeting of the Company.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Company Secretary
Encl.

SEC MAIL RECEIVED PROCESSING SECTION
MAY 03 2004
WASH. D.C.

dw 5/5

Since the several remaining units of the Garret, the residential development project in Sydney, Australia, were sold in 2002 while the Zhuhai Haitian Garden project was still under construction and no income was generated from this project either, no turnover was recorded as regard to property development business for the year under review.

i) ONFEM Tower, 29 Wyndham Street, Central, Hong Kong
The adverse impact of the outbreak of SARS on the economy was reflected in the results of the first three quarters of 2003. Nevertheless, as at 31 December 2003, ONFEM Tower recorded an occupancy rate of 91% with an increased rental revenue as compared with the previous year. In addition, the Group is very satisfied with the quality of its tenants, which included a number of multinational enterprises. Since the Group appointed a renowned property management company to provide professional property management services for the ONFEM Tower in early 2003, the quality of this building was significantly enhanced and in turn an increasing recognition was gained from its tenants. In 2004, the Group will focus on further enhancing the building's quality with a view to providing its tenants with excellent services.

ii) Haitian Garden, Zhuhai, China
In January 2004, the Group successfully acquired the remaining 20% equity interest in Zhuhai (Oriental) Blue Horrison Properties Company Limited from Zhuhai Shining Metals Group Inc. and the Group now holds a 100% equity interests in Haitian Garden. The substructure works of the project have been completed. The superstructure works are scheduled to commence in the second half of 2004 and are expected to be substantially completed by the end of 2005.

In view of the current demand in property market in Zhuhai, the Group has repositioned the project as "The New Generation of Panoramic Seaview Deluxe Apartments in Zhuhai".

The proposed construction of the Hong Kong-Zhuhai-Macau Bridge is expected to be finalised shortly, the completion of which will facilitate transportation between Zhuhai, Hong Kong, Macau and the Western part of China. Taking into account the unique advantages in Zhuhai's natural environment and resources, together with the promotion by the Zhuhai municipal government, an increasing demand for properties in Zhuhai from Hong Kong and Macau residents is expected. Sales price of recently launched luxurious properties in Zhuhai increased over 10% in the past six months. Currently, Haitian Garden is one of the few deluxe panoramic seaview developments under construction in Zhuhai. In view of such favourable market conditions, the offer for sale of Haitian Garden units is expected to be well received by the market.

Outlook

Looking forward, the Group will focus on property development as its principal business which is to be supplemented by the specialised construction contracting business and with high technology investment as an ancillary business. The Group will use Hong Kong as its base to vigorously develop its core businesses into China with a view to providing customers with quality services and products and at the same time enhancing its competitiveness so that it will return to profitability and achieve a better return for the shareholders.

In addition, the Group plans to expand through appropriate value driven means such as direct investments, mergers and acquisitions in order to build a portfolio of quality assets and to establish a superior brand.

Liquidity and Financial Resources

As at 31 December 2003, the gearing ratio of the Group, representing a ratio of total borrowings to total assets, reduced to 9.2% (2002: 14.3%). Cash and bank deposits, as at 31 December 2003, amounted to approximately HK$199.3 million (2002: HK$210.6 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group also obtained financial resources from bank borrowings, finance lease obligation and loan from a minority investor which amounted to approximately HK$66.7 million (2002: HK$130.9 million), HK$0.1 million (2002: HK$0.2 million) and HK$4.5 million (2002: HK$3.3 million) respectively as at 31 December 2003.

The bank borrowings denominated in Renminbi ("RMB"), as at 31 December 2003, were approximately RMB28.6 million (2002: RMB38.6 million) while the remaining balances were denominated in Hong Kong dollars. Except this RMB bank loan with fixed interest rate, all the Group's bank borrowings are on a floating rate basis.

Capital commitments of the Group are to be partly financed by bank borrowings.

Financial Risks and Management

The Group's strategies towards financial risk management include diversification of funding sources and extension of credit periods. For the year ended 31 December 2003, finance costs reduced to approximately HK$4.9 million (2002: HK$7.7 million).

The total borrowings of the Group as at 31 December 2003 amounted to approximately HK$71.3 million (2002: HK$134.4 million). The borrowings were repayable as follows:

	2003 *HK$'000*	2002 *HK$'000*
Within one year	71,304	134,364
In the second year	–	58
	71,304	134,422

Exposure to the Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the exchange rates of Hong Kong dollar against RMB and US dollar are stable, no hedging or other alternative measures have been implemented by the Group. As at 31 December 2003, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 31 December 2003, the Group pledged an investment property with carrying amount of approximately HK$195.0 million (2002: HK$206.4 million) as collateral for the Group's banking facilities. Besides, fixed deposits amounted to approximately HK$53.2 million (2002: HK$101.6 million) have been pledged by the Group as securities for general banking facilities and issuance of performance bonds. Certain inventories of the Group were also held under trust receipt loan arrangements.

Contingent Liabilities
At 31 December 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank under a performance bond issued by the bank in respect of a construction contract of the Group, which amounted to approximately HK$1.4 million (2002: HK$15.8 million).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain existing subsidiaries amounted to approximately HK$54.9 million (2002: HK$106.9 million). As at 31 December 2003, the Company had a total provision of approximately HK$39.9 million (2002: HK$96.8 million) in respect of such corporate guarantees in the Company's accounts.

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

Employees
As at 31 December 2003, the Group employed 309 staff (2002: 482 staff). The total remunerations and benefits of the Directors and staff during the year were approximately HK$43.1 million (2002: HK$64.0 million). The Group adopts a remuneration policy in line with market practice.

SHARE OPTION SCHEME
The share option scheme of the Company ("**Share Option Scheme**") was adopted pursuant to a resolution passed on 29 May 2003 and will remain in force for 10 years from that date. The purpose of adopting the Share Option Scheme is to recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group. Details of the Share Option Scheme will be set out in the 2003 Annual Report of the Company.

As at 31 December 2003, there were no outstanding share options granted under the Share Option Scheme.

CLOSURE OF REGISTER OF MEMBERS
The Register of Members of the Company will be closed from Friday, 21 May 2004 to Thursday, 27 May 2004 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for attending the annual general meeting, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 20 May 2004.

CODE OF BEST PRACTICE
The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") being in force throughout the year ended 31 December 2003 except that the independent non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's bye-laws.

PROPOSED AMENDMENTS TO BYE-LAWS
Following the abolition of the Securities (Disclosure of Interests) Ordinance 1988 (Chapter 396 of the Laws of Hong Kong) and the enforcement of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) on 1 April 2003 and to ensure compliance with certain existing provisions of the Listing Rules which remain in force on or after 31 March 2004 and certain new provisions of the Listing Rules which became effective on 31 March 2004, the Directors propose that certain existing clauses of the bye-laws of the Company be amended and several new clauses be incorporated in the bye-laws of the Company, as more particularly described in the notice of the annual general meeting ("**AGM**") published on the same date, so as to ensure that the provisions of the bye-laws of the Company are in line with the legislation and the rules and regulations applicable to the Company.

In order to facilitate the proceedings of the general meetings of the Company, it is also proposed that the bye-laws of the Company be amended to allow proxies to form part of the quorum of the general meetings of the Company and to vote individually on a show of hands.

The proposed amendments to the bye-laws are subject to the approval of the shareholders of the Company at the AGM to be held on 27 May 2004.

AUDIT COMMITTEE
The audit committee of the Company comprises three independent non-executive directors namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel. The audit committee has reviewed with the auditors the audited accounts for the year ended 31 December 2003 and discussed auditing, internal control and financial reporting matters including the review of the accounting practices adopted by the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES
Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE
Financial and other information in respect of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules with effect up to 30 March 2004 will be published on the website of The Stock Exchange of Hong Kong Limited at the appropriate time.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 19 April 2004
website: http://www.onfem.com

As at the date of this announcement, the Directors comprise eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：230）

截至二零零三年十二月三十一日止年度業績公佈

財務摘要

	二零零三年 千港元	二零零二年 千港元	變動 百份比
營業額	160,941	332,168	-52%
股東應佔虧損	35,739	136,854	-74%
股東資金	474,707	499,058	-5%
資產總值	777,002	939,964	-17%
負債總值	271,517	406,834	-33%
每股虧損（港仙）	4.63	17.72	-74%

財務業績

東方有色集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈截至二零零三年十二月三十一日止年度本公司及其附屬公司（「本集團」）經審核綜合業績連同二零零二年之比較數字如下：

綜合損益表

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	160,941	332,168
銷售成本		(122,140)	(318,831)
毛利		38,801	13,337
其他收入		4,501	8,755
分銷費用		(11,432)	(4,718)
行政開支		(78,832)	(123,049)
其他經營開支		(4,593)	(3,835)
投資物業重估虧損		(8,250)	(27,378)
發展中物業撥備		(11,276)	–
豁免股份替代應付款之收益		–	8,366
出售附屬公司之收益		38,747	–
經營虧損	3	(32,334)	(128,522)
財務成本		(4,860)	(7,703)
除稅前虧損		(37,194)	(136,225)
稅項	4	(95)	(363)
除稅後虧損		(37,289)	(136,588)
少數股東權益		1,550	(266)
股東應佔虧損		(35,739)	(136,854)
股息	5	–	–
每股基本虧損（港仙）	6	(4.63)	(17.72)

附註：

1. 編製基準

本集團之賬目乃根據香港普遍採納之會計原則編製，並符合香港會計師公會（「香港會計師公會」）頒佈之會計準則編製。除若干物業及證券投資以公平值列賬外，本集團賬目乃以歷史成本常規法編製。

於本年度，本集團採納由香港會計師公會頒佈之會計實務準則（「會計實務準則」）第12號「所得稅」，該準則於二零零三年一月一日或以後開始之會計期間生效。

遞延税項按資產及負債之税基與其賬面值兩者之短暫時差以負債法作出全數撥備，並根據結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將來應課稅溢利與可動用之短暫時差抵銷而確認。

於過往年度，遞延税項乃就確認稅務利與賬目溢利之時差以當時稅率入賬，但以負債或資產預計於可見之未來可償還或收回之情況為限。採納新訂會計實務準則第12號構成會計政策變動，然而對過往年度之業績並無重大影響，因此，毋須就過往年度作出調整。

2. 分類資料

(a) *主要報告方式－業務分類*

根據本集團之內部財務報告方式，本集團已決定以業務分類作為主要報告方式，因此，本集團已將其業務分為以下類別：

建築及工程合約：	設計及安裝玻璃幕牆及鋁窗、機電工程施工及其他合約業務。
製造及貿易：	潤滑油及化工產品、木門及防火材料製造及貿易。
物業租賃：	從出租物業賺取租金收入，並自物業升值中獲取收益。
物業發展：	發展住宅及商用物業。
證券投資及買賣：	買賣及投資證券。

業務分類間之銷售乃按當時市價計算。

分類營業額及業績

	建築及工程合約 二零零三年 千港元	建築及工程合約 二零零二年 千港元	製造及貿易 二零零三年 千港元	製造及貿易 二零零二年 千港元	物業租賃 二零零三年 千港元	物業租賃 二零零二年 千港元	物業發展 二零零三年 千港元	物業發展 二零零二年 千港元	證券投資及買賣 二零零三年 千港元	證券投資及買賣 二零零二年 千港元	抵銷 二零零三年 千港元	抵銷 二零零二年 千港元	綜合 二零零三年 千港元	綜合 二零零二年 千港元
收入														
對外客戶銷售	11,036	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	7,421	[illegible]	[illegible]	–		160,941	332,168
集團業務間之銷售	–	–	[illegible]	[illegible]	–	–	–	–	–	–	[illegible]	[illegible]	–	–
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	7,421	[illegible]	[illegible]	[illegible]	[illegible]	160,941	332,168
業績														
分類業績	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	–	[illegible]	[illegible]
出售附屬公司之收益													[illegible]	
未分配之企業開支淨額													[illegible]	[illegible]
經營虧損													(32,334)	(128,522)
財務成本													(4,860)	(7,703)
稅項													(95)	(363)
少數股東權益													1,550	(266)
股東應佔虧損													(35,739)	(136,854)

(b) *次要報告方式－地區分類*

本集團業務遍佈全球，但主要於四個經濟地區經營業務。除少部份收入來自澳洲及其他東南亞國家外，香港及澳門、及中華人民共和國（除香港及澳門以外）（「中國」）為本集團所有業務之主要市場。

本集團之業務主要於四個地區經營：

香港及澳門：	建築及工程合約、製造及貿易、物業租賃及證券投資及買賣
中國：	建築及工程合約、製造及貿易及物業發展
澳洲：	物業發展
東南亞國家：	製造及貿易

於呈列地區分類之資料時，分類收益乃按客戶之地區位置為計算基準。

	香港及澳門 二零零三年 千港元	香港及澳門 二零零二年 千港元	中國 二零零三年 千港元	中國 二零零二年 千港元	澳洲 二零零三年 千港元	澳洲 二零零二年 千港元	東南亞國家 二零零三年 千港元	東南亞國家 二零零二年 千港元	綜合 二零零三年 千港元	綜合 二零零二年 千港元
對外銷售	91,446	193,797	69,213	130,530	–	7,421	282	420	160,941	332,168

* 僅供識別

3. 經營虧損

經營虧損經扣除／（計入）以下各項列賬：

	二零零三年 千港元	二零零二年 千港元
投資物業之租金及管理費收入總額	(10,826)	(10,473)
減：開支	2,039	1,964
	(8,787)	(8,509)
已出售存貨成本	34,649	38,243
折舊		
自置固定資產	3,447	4,703
租賃固定資產	41	143
	3,488	4,846
減：撥充發展中物業之金額	(157)	(146)
	3,331	4,700
員工成本（不包括董事酬金）	36,847	57,059
呆壞賬撥備(a)	3,[illegible]	7,031
重估買賣證券之未變現收益	(347)	(1,319)

(a) 向本公司一間前屬間控股公司中國有色金屬（香港）集團有限公司（「中國有色（香港）」）提供貸款之呆壞賬撥回約3,162,000港元，抵銷呆壞賬撥備。中國有色（香港）之清盤人已於年內支付上述款項，作為向中國有色（香港）債權人派付之首批中期股息。

4. 稅項

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備（二零零二年：無）。海外溢利之稅項乃以本年度估計應課稅溢利根據本集團經營業務所在國家之現行稅率計算。

在綜合損益表扣除之稅項如下：

	二零零三年 千港元	二零零二年 千港元
香港利得稅		
過往年度超額撥備	(109)	(338)
海外稅項	157	1,680
撥回／（產生）短暫時差之遞延稅項	47	(979)
稅項支出	95	363

5. 股息

董事會不建議就截至二零零三年十二月三十一日止年度派發股息（二零零二年：無）。

6. 每股虧損

每股基本虧損乃按股東應佔綜合虧損約35,739,000港元（二零零二年：136,854,000港元）及年內已發行股份之加權平均數772,181,783股（二零零二年：772,181,783股）計算。

由於年內並無存在攤薄潛在股份，故並無呈列每股攤薄虧損。

管理層討論及分析

業績概覽

回顧年度內，雖然本集團的綜合營業額由二零零二年的332,200,000港元下降至二零零三年的160,000,000港元，但本集團透過實施有效的整體性成本控制措施，加強營運及貨品管理，積極縮減行政開支，使行政及財務成本總額較上年度下調36%，減少約47,100,000港元，爭虧損也較上年度下降74%，收窄至約35,700,000港元。

目前，本集團主要從事三類業務，分別為製造及貿易、專業建築、房地產發展及租賃。

1. *製造及貿易*

本集團主要製造及銷售兩大類工業產品，分別為工業潤滑油產品與門類及木製品。回顧年度內之分類外部營業總額約達57,800,000港元，較上年度下跌8%，佔綜合營業額36%；但隨著本集團於年內實施嚴格及有效的減省成本措施，營運效益得以改善，製造及貿易之分類虧損由二零零二年的7,100,000港元，收窄至二零零三年的3,700,000港元。

i) 工業潤滑油產品

本集團旗下的附屬公司－積架石油化工集團有限公司及其附屬公司（「積架」）從事工業潤滑油產品生產及分銷業務，其中17%來自香港及東南亞，83%來自中國市場。

伊拉克戰爭使石油價格大幅上升，加上美元匯價下跌之影響，削弱了積架代理的進口潤滑油產品的競爭力，令成本增加；年初非典型肺炎爆發亦使產品銷售一度受阻，令二零零三年營業額較二零零二年度微跌3%。

積架在年內積極拓展長江三角洲之內銷市場，並建立華東及華中區域之分銷網絡，在不斷的努力下，此等地區之業務錄得理想銷售，營業額較上年度上升了58%。積架將策略性地在華南地區擴大主要用家市場及建立完善之分銷網絡，並加推中至高檔產品以提高整體銷售毛利。此外，由於英國「比斯」牌產品之營業額較上年度上升了24%，積架將致力增加此品牌之市場佔有率，充分發揮此品牌的銷售潛力。同時，積架於取得英國「威樂」的代理權後，透過逐步建立完善的分銷渠道，進一步擴大該商品的銷售領域。

本集團亦欣喜積架設立於國內的生產廠房，於二零零三年成功取得瑞士SOS ISO9001國際質量管理體系認証，這將大大加強本集團在高檔金屬加工、壓鑄潤滑油產品市場的競爭力。

展望來年，積架將積極開發華東及西北地區業務，並已計劃在南京及蘇州設立完善之銷售網絡及繼續加強新地區如揚州、鹽城、福州及嘉善等地的分銷商網絡。同時，亦將在華中再度參加多個展覽會，發掘具實力之分銷商及大型用戶，以擴大客源，並將繼續開發華南之工業用家及消費品市場，在順德、五邑及惠州開設分銷商。

積架將繼續於國內籌辦分銷商產品研討會及業務會議，加深分銷商對積架產品及業務運作的了解，增進彼此合作。

隨著中國入世，外資公司紛紛於國內開設廠房，對高檔次工業潤滑油的需求將迅速增加，加上進口關稅逐漸下降，進口品牌成本亦隨之下調。為了充分把握此形勢帶來的商機及提高產品競爭力，積架將研究與外國供應商合資於國內設立調合廠及壓鑄潤滑油產品製造廠，務求降低生產成本，擴大業務範疇，提升整體盈利。

ii) 門類及木製品

本集團旗下附屬公司－銀豐集團有限公司及其附屬公司（「銀豐」）之門類及木製品業務於二零零三年之分類外部營業額約為6,800,000港元，較去年下降27%，大部份對外銷售營業額均來自中國內地，而本年度的虧損主要源自對應收款項作出約1,300,000港元及存貨約1,900,000港元之撥備。

上半年非典型肺炎的爆發，使門類市場受到嚴重的打擊，業務亦相對受到了影響。雖然市場競爭激烈，銀豐仍於年內承接了中山長洲翠景灣及新世紀華庭木門及防火助路門的供貨及安裝項目。

管理層於年內已集中資源發展一些有潛力的建材超市零售點，並大力發展一些銷售情況未達理想的零售點，以便抓緊市場復甦帶來的商機。銀豐於來年將會更嚴格控制成本，在生產上加強質量管理，以獲取更高利潤。同時，銀豐亦將精簡架構，避免職責重複，並推行全員目標經營責任制，讓員工薪酬與銀豐的業績掛鈎，共同努力提升盈利。但銀豐要走出困境，仍需經過艱苦的努力及取決於經營架構的重組能否成功。

2. *專業建築*

於二零零三年，本集團專業建築業務營業額約達86,100,000港元，較去年下降66%，而對本集團綜合營業額的貢獻亦由上年度的75%，下降至回顧年度的53%。專業建築之分類虧損大幅降低，由二零零二年的91,800,000港元，收窄至二零零三年約38,200,000港元。

i) 銀豐

銀豐的專業建築業務主要在香港地區進行。於二零零三年，銀豐完成了多項建築及環保工程合約，其營業額約為6,000,000港元較上年度下降，然而毛利率主要受惠於銀豐在年內實施了有效的成本控制而較上年度有所上升，而本年度的虧損則主要來自對應收款項的約3,000,000港元撥備。

銀豐於年內完成的工程包括西鐵天水圍站環保消音項目及灣仔街重建項目。由於本港下半年經濟開始復甦，且多項舊建項目如馬鞍山鐵路已開始動工，憑著銀豐在舊建項目累積的豐富經驗，來年有望成功投得多項大型項目，提高盈利能力。

ii) 多利加工程（集團）有限公司及其附屬公司（「多利加」）

於二零零三年，多利加的營業額約為68,100,000港元，其中香港業務佔96%，國內業務佔4%。多利加於年內已積極縮減行政開支，節省營運成本，同時加緊追收應收款項，使經營虧損大幅下調。

多利加於年內順利完成了西鐵支線美孚車站的工程，目前主要進行的工程項目為灣仔九號貨櫃碼頭，預算於二零零五年年中竣工，而其他較小型的機電工程項目則會在二零零四年內相繼完工，但多利加的經營管理狀況仍未真正走出困境。

iii) 瑞和集團工程有限公司及其附屬公司（「瑞和」）

由於瑞和的兩間附屬公司無法償還債務，本集團於此期間不斷努力嘗試對該等公司進行重組，但因未能與瑞和少數股東達成協議，使重組最終未能成功。

隨著自願債務重組未能成功，該等公司已於二零零三年九月八日被香港高等法院頒令清盤。因此，此兩間公司目前已由清盤人接管，本集團將致力追收此兩間公司所拖欠本集團之款項。

3. *房地產發展及物業租賃*

本集團旗下主要的房地產項目－包括中國珠海海天花園項目及供出租之用的香港東方有色大廈。

於二零零三年，本集團在物業租賃方面之營業額約10,800,000港元，較上年度上升3%，而物業租賃業務之分類虧損亦由二零零二年度約19,400,000港元，收窄至二零零三年度約4,700,000港元。由於地產市道於年底有所改善，投資物業的重估虧損因而下降至約為8,300,000港元，比上年度減少70%。

在物業開發業務方面，由於位於澳洲悉尼的住宅發展項目雅景軒尚餘之少數單位已於二零零二年出售，而中國珠海海天花園亦正處於施工階段中，因此暫未能為本集團帶來收入。

i) 香港中環雪廠街29號東方有色大廈

二零零三年受非典型肺炎爆發影響，導致首三季經濟疲弱，但於二零零三年十二月三十一日，東方有色大廈仍錄得91%之出租率，租金收益亦較上年度上升。本集團亦對當中包括多間跨國企業的租客質素相當滿意。自二零零三年初聘請了著名物業管理公司為東方有色大廈提供專業的物業管理服務後，大廈質素顯著提高，並獲不少租客垂青。於二零零四年，本集團將進一步致力提升大廈質素，為租客提供更優質之服務。

ii) 中國珠海海天花園

二零零四年一月，本集團成功收購了由珠海鑫光集團股份有限公司持有的珠海東方海天置業有限公司20%股權，令本集團擁有此項目100%權益。此項目已完成地下工程施工。上蓋工程預期將於二零零四年下半年展開，並於二零零五年年底基本上完成建築工程。

按目前珠海房地產市場需求，本集團已將項目發展重新定位為「珠海新一代頂級海景豪苑」。

港珠澳大橋建設計劃即將落實，將縮短珠海、港澳和國內西部間的交通距離，再配合珠海本身具備的優秀自然環境資源和市政府的推動，港澳人士在珠海置業的需求必定增加，近半年來，在珠海新推出的高檔房地產物業的價值升幅已超過10%，加上海天花園乃珠海在建物業中少數高檔頂級海景樓盤之一，本集團相信在這些有利條件的帶動下，海天花園的推出將大受市場歡迎。

展望

展望未來，本集團將以房地產發展為主營，環保建築為支柱，高新科技投資為輔，立足香港，拓展內地核心業務，為客戶提供優質產品和服務，努力提升盈利能力，提高股東回報。

此外，本集團計劃以不同形式的擴展方法如投資、兼併或收購優質項目或優質資產，以擴大公司經營規模，建立優質的資產組合，塑造優質品牌。

流動資金及財務資源

於二零零三年十二月三十一日，本集團之資本與負債比率（指借款總額與資產總值之比率）下降至9.2%（二零零二年：14.3%）。現金及銀行存款於二零零三年十二月三十一日約為199,300,000港元（二零零二年：210,600,000港元）。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零三年十二月三十一日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款、融資租賃責任及一名少數投資者所提供之貸款分別約66,700,000港元（二零零二年：130,900,000港元）、100,000港元（二零零二年：200,000港元）及4,500,000港元（二零零二年：3,300,000港元）而獲得財務資源。

於二零零三年十二月三十一日，以人民幣列值之銀行借款約為28,600,000元人民幣（二零零二年：38,600,000元人民幣），餘下之銀行借款乃以港元列值。除了此筆按固定利率計息之人民幣銀行借款外，本集團之所有銀行借款乃按浮動利率計息。

本集團之資本承擔將由銀行借款提供部分資金。

財務風險及管理

本集團對財務風險管理之策略包括資金來源多元化及延展信貸期限。截至二零零三年十二月三十一日止年度，財務成本下降至約4,900,000港元（二零零二年：7,700,000港元）。

本集團於二零零三年十二月三十一日之借款總額約為71,300,000港元（二零零二年：134,400,000港元）。借款須於下列期間償還：

	二零零三年 *千港元*	二零零二年 *千港元*
一年內	71,304	134,364
第二年	–	58
	71,304	134,422

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於港元兌人民幣及美元之匯率一直保持穩定，故本集團並無採取任何對沖風險或其他措施。於二零零三年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零三年十二月三十一日，本集團抵押一項賬面值約為195,000,000港元（二零零二年：206,400,000港元）之投資物業，作為本集團銀行信貸之抵押品。此外，本集團抵押約53,200,000港元（二零零二年：101,600,000港元）之定期存款，作為一般銀行信貸及發行履約保函之抵押品。本集團若干存貨乃以信託收據借款安排持有。

或然負債

於二零零三年十二月三十一日存在之或然負債如下：

(a) 本集團承諾解除一間銀行就本集團之建築合約而發出之履約保函所產生之責任約1,400,000港元（二零零二年：15,800,000港元）。

(b) 本公司擁有就若干現有附屬公司所獲之銀行信貸而向數間銀行提供之尚未解除之企業擔保約54,900,000港元（二零零二年：106,900,000港元）。於二零零三年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約39,900,000港元（二零零二年：96,800,000港元）。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目，本集團可能就有關之應付稅款而產生潛在額外費用。由於無法可靠地釐定潛在額外費用（倘有），本集團並無為此作出撥備。

僱員

於二零零三年十二月三十一日，本集團共聘用309名僱員（二零零二年：482名僱員）。年內，董事及僱員之酬金及福利總額約為43,100,000港元（二零零二年：64,000,000港元）。本集團之薪酬政策與市場慣例一致。

購股權計劃

本公司之購股權計劃（「購股權計劃」）乃根據於二零零三年五月二十九日通過之決議案採納，並自該日期起計有效十年。採納購股權計劃之目的是確認及表揚合資格參與者曾經或日後可能不時對本集團作出之貢獻。購股權計劃之詳情載於本公司二零零三年年報內。

於二零零三年十二月三十一日，概無任何按購股權計劃授出而尚未行使之購股權。

暫停辦理股份過戶登記

本公司將於二零零四年五月二十一日（星期五）起至二零零四年五月二十七日（星期四）（包括首尾兩天）止期間暫停辦理股份過戶登記手續。如欲出席股東週年大會，所有股票連同已填妥之過戶表格（附於股票背面或分開遞交）須週須於二零零四年五月二十日（星期四）下午四時正前交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

最佳應用守則

本公司於截至二零零三年十二月三十一日止年度內已遵守現行之香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之最佳應用守則，惟本公司之獨立非執行董事並無明確任期，但須根據本公司之章程細則於本公司之股東週年大會上輪席退任及重選連任。

建議修訂章程細則

隨著於二零零三年四月一日廢除證券（披露權益）條例1988(香港法例第396章)和實施證券及期貨條例（香港法例第571章）及為確保遵守於二零零四年三月三十一日或以後持續有效之上市規則中若干現有條例及於二零零四年三月三十一日實施之上市規則中若干新條例，董事會建議修訂本公司現行章程細則之若干條款及加入若干新條款（詳情載於在同日刊發之股東週年大會通告），以確保本公司之章程細則條款符合適用於本公司之法例和規則。

為方便本公司股東大會之進行程序，本公司董事會亦建議修訂本公司章程細則，以允許受委代表計算入本公司股東大會之法定人數內及於以舉手形式表決時個別投票。

建議修訂章程細則須待本公司股東在將於二零零四年五月二十七日舉行之股東週年大會上批准後，方可作實。

審核委員會

本公司審核委員會目前成員包括三名獨立非執行董事，分別為馮紹堂先生、鄭惠珠女士及林濬先生。審核委員會已與核數師審閱截至二零零三年十二月三十一日止年度之經審核賬目，並已就審計、內部監控及財務申報事宜（包括審閱本集團採納之會計慣例）進行討論。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

於聯交所網址公佈進一步資料

本公司根據有效至二零零四年三月三十日之上市規則附錄16第45(1)至45(3)段規定而須列載之財務及其他有關資料，將於適當時候在香港聯合交易所有限公司之網址內公佈。

承董事會命
董事總經理
王華東

香港，二零零四年四月十九日

網址：http://www.nnfem.com

於本公佈日期，董事會由八位董事組成，包括五位執行董事，即林鎮雄先生、王華東先生、周百川先生、饒文翔先生及何小麗女士；及三位獨立非執行董事，即馮紹堂先生、鄭惠珠女士及林濬先生。

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of ONFEM Holdings Limited ("Company") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on 27 May 2004 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To re-elect Mr. Qian Wenchao, Ms. He Xiaoli and Ms. Tam Wai Chu, Maria as directors of the Company and to authorise the board of directors of the Company ("Directors") to fix the remuneration of directors.
3. To fix a maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.
4. To re-appoint Messrs. PricewaterhouseCoopers as the auditors for the ensuing year and to authorise the Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "THAT

   (a) subject to paragraph 5(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 5(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs 5(a) and 5(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company ("Shareholders")) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors in paragraphs 5(a) and 5(b) above shall be limited accordingly; and

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting; and

   "Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors to the Shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognised regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "THAT

   (a) subject to paragraph 6(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 6(a) above shall authorise the Directors during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors;

   (c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution and the said approval to the Directors in paragraphs 6(a) and 6(b) above shall be limited accordingly;

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "THAT conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution of the Company:

   "THAT the Bye-laws of the Company be and are hereby amended in the following manner:

   (1) By inserting the following definitions within the appropriate alphabetical sequence in Bye-law 1 and alphabetically reordering the current definitions within Bye-law 1 in general:

   ""associates" shall have the meaning as defined in the Listing Rules;"

   ""Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);" and

   ""Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);"

   (2) By deleting the words "HK$2" appearing in Bye-law 16 and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

   (3) By deleting the words "HK$2" appearing in Bye-law 20(A) and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

   (4) By deleting the words "HK$2" appearing in Bye-law 20(B) and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

   (5) By deleting the words "HK$2" appearing in Bye-law 21 and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

   (6) By adding the words "or by proxy" immediately after the words "(or, in the case of a member being a corporation, by its duly authorised representative)" appearing in Bye-law 74.

   (7) By adding the words "or by proxy" immediately after the words "Section 78 of the Companies Act" appearing in Bye-law 85.

   (8) By adding the sentence "Subject to the provisions of Bye-law 96A, the rights of a member to appoint a proxy shall include the right to appoint separate proxies to represent respectively such number of the shares held by him as may be specified in their instruments of appointment; but (without prejudice to the appointment of alternates) the number of proxies so appointed by any member to attend on the same occasion shall not exceed 2." immediately after the last sentence of Bye-law 85.

   (9) By adding immediately after Bye-law 85 the following new Bye-law 85A:

   "Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

   (10) By adding the words "or in the case of a member being a corporation, by its duly authorised representative" immediately after the words "either personally" appearing in Bye-law 89(A).

   (11) By deleting the existing Bye-law 90(A) in its entirety and substituting therefor the following new Bye-law 90(A):

   "Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a vote on a show of hands or on a poll votes may be given either personally (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy. Subject to the provisions of Bye-law 96A, the rights of a member to appoint a proxy shall include the right to appoint separate proxies to represent respectively such number of the shares held by him as may be specified in their instruments of appointment; but (without prejudice to the appointment of alternates) the number of proxies so appointed by any member to attend on the same occasion shall not exceed 2."

   (12) By adding immediately after Bye-law 96 the following new Bye-law 96A:

   "If a Clearing House (or its nominee) is a member of the Company, it may authorise such person or persons as it thinks fit to act as its proxy or proxies or as its corporate representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised under the provisions of this Bye-law shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee) which he represents as that Clearing House (or its nominee) could exercise if it were an individual member of the Company, including the right to vote individually on a show of hands notwithstanding the provisions of Bye-laws 85 and 90(A). The number of persons a Clearing House (or its nominee) may appoint to act as its proxy or proxies or as its corporate representative or representatives shall not exceed the number of shares held by a Clearing House (or its nominee), being the shares entitling a Clearing House (or its nominee) to attend and vote at the relevant meeting."

   (13) By deleting the words "under section 18 of the Securities (Disclosure of Interests) Ordinance 1988 (Cap. 396 of the Laws of Hong Kong)" appearing in Bye-law 97(D) and substituting therefor the words "pursuant to the relevant section of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) applicable to the Company".

   (14) By deleting the words "under the said section 18" appearing in Bye-law 97(D) and substituting therefor the words "pursuant to the relevant section of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) applicable to the Company".

   (15) By deleting the words "under section 24 of the Securities (Disclosure of Interests) Ordinance 1988 (Cap. 396 of the Laws of Hong Kong)" appearing in Bye-law 97(E) and substituting therefor the words "pursuant to the relevant section of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) applicable to the Company".

   (16) By deleting the existing Bye-law 110(B)(ii) in its entirety and substituting therefor the following new Bye-law 110(B)(ii):

   "(ii) A Director shall not vote or be counted in the quorum on any resolution of the Board in respect of any contract, arrangement or other proposal in which he or any of his associates (as defined in the Listing Rules) has or have a material interest, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any contract, arrangement or other proposal for or concerning:

   (a) the giving of any security or indemnity either:

   (I) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

   (II) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

   (b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

   (c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

   (d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

   (I) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company under which the Director or his associate(s) may benefit; or

   (II) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

   (e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company."

   (17) By deleting the last sentence of Bye-law 116 in its entirety and substituting therefor the following sentence at the end of Bye-law 116:

   "The period for lodgment of the said notices will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.""

9. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 19 April 2004

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.
2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's principal place of business in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.
3. The Register of Members will be closed from Friday, 21 May 2004 to Thursday, 27 May 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 20 May 2004.
4. As at the date of this notice, the Directors comprise eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：230）

股東週年大會通告

茲通告東方有色集團有限公司（「本公司」）謹訂於二零零四年五月二十七日上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零三年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。

2. 重選錢文超先生、何小麗女士及譚惠珠女士為本公司之董事及授權本公司董事會（「董事會」）釐定董事之酬金。

3. 議定董事之人數上限為十二名，並授權董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文5(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文5(d)段）行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 董事會依據上文5(a)及5(b)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)（如董事會獲本公司股東（「股東」）另行通過普通決議案授權）本公司在通過該項決議案後購回之本公司股本面值總額（上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十）兩者之總和，惟因(i)配售新股（定義見下文5(d)段），或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)及5(b)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指董事會於指定期間內，向於指定紀錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議（惟董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為

(9) 於緊隨細則第85條之後加入下列新細則第85A條：

「根據上市規則，倘任何股東須就某項決議案放棄投票權或僅限於投票贊成或投票反對某項決議案，則該股東所作表決或代其所作表決如違反上述規定或限制則將不予計算。」

(10) 於緊隨細則第89(A)條中出現之「或親身」字句後面加入「（或（倘股東為法人團體）經其正式授權代表）」之字句。

(11) 刪除現有細則第90(A)條，並以下列新細則第90(A)條代替：

「任何有權出席本公司會議或本公司任何類別股份會議並於會上投票之本公司股東，均有權委任另一人為其代表，代其出席會議並投票。於以舉手形式表決或於以數票形式表決時，股東可親身（或（倘股東為法人團體）經其正式授權代表）或由受委代表投票。在細則第96A條之規限下，股東委任代表之權利須包括委任不同之代表以分別代表其所持有並在委任文書內所指明股份數目之權利；惟（在不損害委任候補人之原則下）獲任何股東委任出席同一場合之代表人數，不得超過兩名。」

(12) 於緊隨細則第96條之後加入下列新細則第96A條：

「本公司之股東倘為結算所（或其代理人），則可授權其認為合適之人士（或多名人士）在本公司任何大會或任何類別之股東大會作為其受委代表或多名受委代表或公司代表或多名公司代表，惟若其委任多於一名代表，該項授權則須指明每名按此獲授權之人士所代表之股份類別及數目。根據本條細則之條文，按此獲授權之人士有權代表該結算所（或其代理人）行使相同之權力，猶如該結算所（或其代理人）以本公司個別股東身份而行使之權力一樣，包括有關於以舉手形式表決時個別投票之權利（不受細則第85及90(A)條之規限）。結算所（或其代理人）可委任之受委代表或多名受委代表或公司代表或多名公司代表數目不可超過結算所（或其代理人）持有之股份數目，即結算所（或其代理人）持有有權出席及於有關大會投票之股份。」

(13) 刪除細則第97(B)條中出現之「根據證券（披露權益）條例1988（香港法例第396章）第18條」字句，並以「根據適用於本公司之證券及期貨條例（香港法例第571章）之相關條款」之字句代替。

(14) 刪除細則第97(D)條中出現之「根據上述第18條」字句，並以「根據適用於本公司之證券及期貨條例（香港法例第571章）之相關條款」之字句代替。

(15) 刪除細則第97(E)條中出現之「根據證券（披露權益）條例1988（香港法例第396章）第24條」字句，並以「根據適用於本公司之證券及期貨條例（香港法例第571章）之相關條款」之字句代替。

(16) 刪除現有細則第110(B)(ii)條，並以下列新細則第110(B)(ii)條代替：

「(ii) 如董事或其聯繫人士（定義見上市規則）於任何合約、安排或其他建議中擁有重大權益，則該名董事不得就有關合約、安排或其他建議之董事會決議案投票，亦不得計入法定人數內，而倘該名董事就有關決議案

董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排）。」

6. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文6(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文6(d)段）按照所有適用法例及／或不時修訂之香港聯合交易所有限公司（「**聯交所**」）證券上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或在本公司證券所上市且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份（包括可贖回股份）；

(b) 上文6(a)段之批准將授權董事會於有關期間以由董事會釐定之價格為本公司購回其本身之股份；

(c) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)及6(b)段授予董事會之批准亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

7. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**在通過上文第6項決議案後，授權董事會將按照上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

8. 作為特別事項，考慮並酌情通過以下決議案為本公司之特別決議案：

「**動議**本公司章程細則將按下列方式作出修訂：

(1) 於細則第1條內順序加入以下定義，並將細則第1條內之定義重新排序：

「「聯繫人士」指上市規則所界定之涵義；」

「「結算所」指證券及期貨條例（香港法例第571章）認可之結算所；」及

「「上市規則」指香港聯合交易所有限公司證券上市規則（經不時修訂）；」

(2) 刪除細則第16條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(3) 刪除細則第20(A)條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(4) 刪除細則第20(B)條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(5) 刪除細則第21條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(6) 於緊隨細則第74條中出現之「（或（倘股東為法人團體）經其正式授權代表）」字句後面加入「或由受委代表」之字句。

(7) 於緊隨細則第85條中出現之「公司法第78條」字句後面加入「或由受委代表」之字句。

(8) 於緊隨細則第85條最後一句後面加入「在細則第96A條之規限下，股東委任代表之權利須包括委任不同代表以分別代表其所持有並在委任文書內所指明股份數目之權利；惟（在不損害委任後補人之原則下）獲任何股東委任出席同一場合之代表人數，不得超過兩名。」之句子。

益，則該名董事不得就有關合約、安排或其他建議之董事會決議案投票，亦不得計入法定人數內，而倘該名董事就有關決議案投票，其票數亦不予計算在內，惟該項禁止不適用於涉及下列情況之任何合約、安排或其他建議：

(a) (I) 就董事或其聯繫人士為本公司或其任何附屬公司之利益借出款項或作出承擔而向該董事或其任何聯繫人士提供任何抵押或賠償保證；或

(II) 就董事或其聯繫人士本身單獨或共同提供全部或部份擔保或賠償保證或提供抵押之本公司或其任何附屬公司之負債或承擔而向第三者提供任何抵押或賠償保證；

(b) 有關提呈發售本公司或其創立或擁有權益之任何公司之股份或債券或其他證券以供認購或購買之建議，而董事或其聯繫人士參與或將會參與發售建議之包銷或分包銷；

(c) 有關任何其他公司之建議，而董事或其聯繫人士僅以高級職員、行政人員或股東身份直接或間接於該公司擁有權益或董事或其聯繫人士實益擁有該公司股份；惟董事及其任何聯繫人士並非於該公司（或其藉以獲得有關權益之任何第三者公司）之任何類別已發行股份或隨附之投票權實益擁有合共5%或以上；

(d) 任何有關本公司或其附屬公司僱員利益之建議或安排，包括：

(I) 採納、修訂或實施任何董事或其聯繫人士可從中受惠而有關發行或授出優先購股權以認購本公司股份或其他證券之僱員股份計劃或任何股份獎勵或優先購股權計劃；或

(II) 採納、修訂或實施與本公司或其任何附屬公司之董事、董事之聯繫人士及僱員有關之公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予董事或其聯繫人士任何與該計劃或基金有關之人士一般未獲賦予之特權或利益；及

(e) 任何董事或其聯繫人士因其在本公司股份或債券或其他證券擁有權益而與本公司股份或債券或其他證券之其他持有人以同一方式在其中擁有權益之合約或安排。」

(17) 刪除細則第116條最末端之句子全句，並於第116條最末端以下列句子代替：

「提交該等通知之期限將由該選舉所指定之會議通知寄發後翌日起計至該會議舉行日期前7天結束。」」

9. 處理其他事項。

承董事會命
董事總經理
王幸東

香港，二零零四年四月十九日

附註：

1. 凡有權出席大會及投票之股東，均有權委派一位或多位代表代其出席及在以數票形式進行投票時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之香港主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓，方為有效。

3. 本公司將由二零零四年五月二十一日星期五至二零零四年五月二十七日星期四止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零四年五月二十日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

4. 於本通告日期，董事會由八位董事組成，包括五位執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；及三位獨立非執行董事，即馬紹援先生、譚惠珠女士及林濬先生。

* 僅供識別

香港商報　2004年4月20日　星期二　B8

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：230）

股東週年大會通告

茲通告東方有色集團有限公司（「本公司」）謹訂於二零零四年五月二十七日上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零三年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。

2. 重選錢文超先生、何小麗女士及譚惠珠女士為本公司之董事及授權本公司董事會（「董事會」）釐定董事之酬金。

3. 議定董事之人數上限為十二名，並授權董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「動議

(a) 在下文5(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文5(d)段）行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 董事會依據上文5(a)及5(b)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值額百分之二十，及(bb)（如董事會獲本公司股東（「股東」）另行通過普通決議案授權）本公司在通過該項決議案後購回之本公司股本面值總額（上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十）兩者之總和，惟因(i)配售新股（定義見下文5(d)段），或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)及5(b)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指董事會於指定期間內，向於指定紀錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議（惟董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為

(9) 於緊隨細則第85條之後加入下列新細則第85A條：

「根據上市規則，倘任何股東須就某項決議案放棄投票權或僅限於投票贊成或投票反對某項決議案，則該股東所作表決或代其所作表決如違反上述規定或限制則將不予計算。」

(10) 於緊隨細則第89(A)條中出現之「或親身」字句後而加入「（或（倘股東為法人團體）經其正式授權代表）」之字句。

(11) 刪除現有細則第90(A)條，並以下列新細則第90(A)條代替：

「任何有權出席本公司會議或本公司任何類別股份會議並於會上投票之本公司股東，均有權委任另一人為其代表，代其出席會議並投票。於以舉手形式表決或於以數票形式表決時，股東可親身（或（倘股東為法人團體）經其正式授權代表）或由受委代表投票。在細則第96A條之規限下，股東委任代表之權利須包括委任不同之代表以分別代表其所持有並在委任文書內所指明股份數目之權利；惟（在不損害委任候補人之原則下）獲任何股東委任出席同一場合之代表人數，不得超過兩名。」

(12) 於緊隨細則第96條之後加入下列新細則第96A條：

「本公司之股東倘為結算所（或其代理人），則可授權其認為合適之人士（或多名人士）在本公司任何大會或任何類別之股東大會作為其受委代表或多名受委代表或公司代表或多名公司代表，惟若其委任多於一名代表，該項授權則須指明每名按此獲授權之人士所代表之股份類別及數目。根據本條細則之條文，按此獲授權之人士有權代表該結算所（或其代理人）行使相同之權力，猶如該結算所（或其代理人）以本公司個別股東身份而行使之權力一樣，包括有關於以舉手形式表決時個別投票之權利（不受細則第85及90(A)條之規限）。結算所（或其代理人）可委任之受委代表或多名受委代表或公司代表或多名公司代表數目不可超過結算所（或其代理人）持有之股份數目，即結算所（或其代理人）持有有權出席及於有關大會投票之股份。」

(13) 刪除細則第97(B)條中出現之「根據證券（披露權益）條例1988（香港法例第396章）第18條」字句，並以「根據適用於本公司之證券及期貨條例（香港法例第571章）之相關條款」之字句代替。

(14) 刪除細則第97(D)條中出現之「根據上述第18條」字句，並以「根據適用於本公司之證券及期貨條例（香港法例第571章）之相關條款」之字句代替。

(15) 刪除細則第97(E)條中出現之「根據證券（披露權益）條例1988（香港法例第396章）第24條」字句，並以「根據適用於本公司之證券及期貨條例（香港法例第571章）之相關條款」之字句代替。

(16) 刪除現有細則第110(B)(ii)條，並以下列新細則第110(B)(ii)條代替：

「(ii) 如董事或其聯繫人士（定義見上市規則）於任何合約、安排或其他建議中擁有重大權益，則該名董事不得就有關合約、安排或其他建議之董事會決議案投票，亦不得計入法定人數內，而倘該名董事就有關決議案

[illegible]
董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排）。」

6. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文6(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文6(d)段）按照所有適用法例及／或不時修訂之香港聯合交易所有限公司（「**聯交所**」）證券上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或在本公司證券所上市且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份（包括可贖回股份）；

(b) 上文6(a)段之批准將授權董事會於有關期間以由董事會釐定之價格為本公司購回其本身之股份；

(c) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)及6(b)段授予董事會之批准亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

7. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**在通過上文第6項決議案後，授權董事會將按照上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

8. 作為特別事項，考慮並酌情通過以下決議案為本公司之特別決議案：

「**動議**本公司章程細則將按下列方式作出修訂：

(1) 於細則第1條內順序加入以下定義，並將細則第1條內之定義重新排序：

「「聯繫人士」指上市規則所界定之涵義；」

「「結算所」指證券及期貨條例（香港法例第571章）認可之結算所；」及

「「上市規則」指香港聯合交易所有限公司證券上市規則（經不時修訂）；」

(2) 刪除細則第16條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(3) 刪除細則第20(A)條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(4) 刪除細則第20(B)條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(5) 刪除細則第21條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(6) 於緊隨細則第74條中出現之「（或（倘股東為法人團體）經其正式授權代表）」字句後而加入「或由受委代表」之字句。

(7) 於緊隨細則第85條中出現之「公司法第78條」字句後而加入「或由受委代表」之字句。

(8) 於緊隨細則第85條最後一句後而加入「在細則第96A條之規限下，股東委任代表之權利須包括委任不同代表以分別代表其所持有並在委任文書內所指明股份數目之權利；惟（在不損害委任後補人之原則下）獲任何股東委任出席同一場合之代表人數，不得超過兩名。」之句子。

[illegible]
他建議之董事會決議案投票，亦不得計入法定人數內，而倘該名董事就有關決議案投票，其票數亦不予計算在內，惟該項禁止不適用於涉及下列情況之任何合約、安排或其他建議：

(a) (I) 就董事或其聯繫人士為本公司或其任何附屬公司之利益借出款項或作出承擔而向該董事或其任何聯繫人士提供任何抵押或賠償保證；或

(II) 就董事或其聯繫人士本身單獨或共同提供全部或部份擔保或賠償保證或提供抵押之本公司或其任何附屬公司之負債或承擔而向第三者提供任何抵押或賠償保證；

(b) 有關提呈發售本公司或其創立或擁有權益之任何公司之股份或債券或其他證券以供認購或購買之建議，而董事或其聯繫人士參與或將會參與發售建議之包銷或分包銷；

(c) 有關任何其他公司之建議，而董事或其聯繫人士僅以高級職員、行政人員或股東身份直接或間接於該公司擁有權益或董事或其聯繫人士實益擁有該公司股份；惟董事及其任何聯繫人士並非於該公司（或其藉以獲得有關權益之任何第三者公司）之任何類別已發行股份或隨附之投票權實益擁有合共5%或以上；

(d) 任何有關本公司或其附屬公司僱員利益之建議或安排，包括：

(I) 採納、修訂或實施任何董事或其聯繫人士可從中受惠而有關發行或授出優先購股權以認購本公司股份或其他證券之僱員股份計劃或任何股份獎勵或優先購股權計劃；或

(II) 採納、修訂或實施與本公司或其任何附屬公司之董事、董事之聯繫人士及僱員有關之公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予董事或其聯繫人士任何與該計劃或基金有關之人士一般未獲賦予之特權或利益；及

(e) 任何董事或其聯繫人士因其在本公司股份或債券或其他證券擁有權益而與本公司股份或債券或其他證券之其他持有人以同一方式在其中擁有權益之合約或安排。」

(17) 刪除細則第116條最末端之句子全句，並於第116條最末端以下列句子代替：

「提交該等通知之期限將由該選舉所指定之會議通知寄發後翌日起計至該會議舉行日期前7天結束。」」

9. 處理其他事項。

承董事會命
董事總經理
王幸東

香港，二零零四年四月十九日

附註：

1. 凡有權出席大會及投票之股東，均有權委派一位或多位代表代其出席及在以數票形式進行投票時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之香港主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓，方為有效。

3. 本公司將由二零零四年五月二十一日星期五至二零零四年五月二十七日星期四止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零四年五月二十日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

4. 於本通告日期，董事會由八位董事組成，包括五位執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；及三位獨立非執行董事，即馬紹援先生、譚惠珠女士及林濬先生。

* 僅供識別